GRAPHIC ARMOR, LLC
BALANCE SHEETS
December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets		
Cash	$ 2,156	$ 4,414
Accounts receivable	5,180	-
Inventory	3,500	3,500
Total current assets	10,836	7,914
Intangible Assets		
Licenses and user fees	47,834	44,188
Less accumulated amortization	(4,662)	(1,473)
Net intangible assets	43,172	42,715
Other Assets		
Due from related party	-	3,500
Total other assets	-	3,500
Total Assets	**$ 54,008**	**$ 54,129**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accrued federal income tax penalties	67,600	62,400
Total Current Liabilities	67,600	62,400
Long Term Liabilities		
Note Payable-Dick's Formalwear	20,000	20,000
Note Payable - John Audi	53,218	48,343
Note Payable - Net Lease Financing, LLC	6,286	5,926
Total notes payable	79,504	74,269
Loans from Partners	8,000	-
Total Long Term Liabilities	87,504	74,269
Total Liabilities	155,104	136,669
Members' Equity (Deficit)	(101,096)	(82,540)
Total Liabilities and Members' Equity	**$ 54,008**	**$ 54,129**

See accompanying notes and independent accountant's review report.

could become less attractive to existing and prospective customers. Any reduction in the number of customers directed to our website could harm our business and operating results.

Graphic Armor does not currently carry product liability or any other insurance. If there are damages or other potential losses involving our assets, our profits could be reduced.

We do not currently carry any insurance. In the event of loss, we may not have sufficient assets to pay any damages or other losses. If we purchase insurance, the insurance coverage that we carry may not be sufficient to pay the full value of our financial obligations or the replacement cost of any lost investment. Because certain types of losses are significantly uncertain, they can be uninsurable or too expensive to insure. In some cases, these factors could result in certain losses being completely uninsured. As a result, we could lose some or all of the capital we have invested in our assets, as well as the anticipated future revenues from such assets, and we may not have sufficient insurance to cover awards of damages resulting from our liabilities. If the insurance that we carry does not sufficiently cover damages or other losses, our profits could be adversely affected.

Risks Related To This Offering

Absence of Public Market for the Shares.

There is currently no public market for securities issued by Graphic Armor (including the Shares). There can be no assurance as to the liquidity of any markets that might develop for any securities issued by Graphic Armor, the ability of shareholders (including an Investor) to sell securities (including the Shares) issued by Graphic Armor, or the price at which our shareholders would be able to sell Shares or other securities. Future trading prices of Shares or other securities issued by Graphic Armor will depend on many factors, including among other things, our operating results and the market for similar securities. There can be no assurance that any market for Shares or other securities we may issue, if such market develops, will not be subject to similar disruptions. Further, except for annual filings required under Regulation Crowdfunding, Graphic Armor is not subject to the periodic filing and reporting requirements of the Securities Act. Accordingly, prospective investors are cautioned that there is no available public information about Graphic Armor's financial status or operations.

Arbitrary Offering Price.

The offering price of the Shares has been arbitrarily determined by Graphic Armor and bears no relationship to assets, book value, net worth, earnings, actual results of operations, or any other investment criteria. The offering price set forth on the cover page of the Statement should not be considered, therefore, as an indication of the actual value of Graphic Armor's securities.

Best Efforts Offering.

This Offering is being made on a "Best Efforts" basis. No commitment exists to purchase all or any part of the Shares being offered hereby; rather, management, along with the assistance of Startengine, and the possible assistance of registered broker-dealers, will agree to use their "Best Efforts" to offer the Shares to investors meeting certain investment criteria.

No Assurance of Public Offering.

It is not anticipated that we will have a public offering of our securities in the future, but even if we do there could be delays in implementing any proposed offering for any number of possible reasons, including the condition of the securities markets in the United States and the opinion of the underwriters regarding Graphic Armor's prospects at the time of a proposed offering.

The possible delays in a proposed offering, if any, might lead Graphic Armor to seek alternative financing and there can be no assurance alternative financing will be available, in which case the ongoing operations of Graphic Armor could be in jeopardy. There can be no assurance that Graphic Armor will have a public offering of its securities at any time.

Securities Not Registered, Limitations on Resale.

The Shares offered hereby have not been registered under the Securities Act or under the securities laws of any state. Such Shares are being sold pursuant to the exemption from registration outlined in section 4(a)(6) of the Securities Act and/or Regulation Crowdfunding promulgated under the Securities Act and pursuant to exemptions from the registration and qualification requirements contained in state securities laws. The Shares purchased pursuant to this Offering will constitute "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and must be held indefinitely unless they are subsequently registered under the Securities Act and registered or qualified under applicable state securities law, or unless exemptions from the registration and qualification requirements of such statutes are available. Accordingly, an Investor may be unable to liquidate an investment in the Shares and should be prepared to bear the economic risk of an investment in the Shares for an indefinite period and should be able to withstand a total loss of his/her or its investment.

Additionally, § 227.501 of Regulation Crowdfunding provides that the Shares may not be transferred by any Investor during the one-year period beginning when the Shares were issued, unless the Shares are transferred: (1) to the Company; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

Company Securities Eligible for Future Sales.

Subject to the consent of the shareholders holding a majority of the Voting Common Stock (or other voting securities, if issued) in certain situations required by the DGCL, the Board of Directors may, in the future, determine it to be in the best interests of the Company to issue Common Stock, including Shares, Preferred Stock, or other Company securities to employees, management, and consultants pursuant to an equity incentive plan. The exercise of any such options may further dilute the net book value of Graphic Armor's Common Stock (including the Shares) and the holders of such options or other equity incentives may exercise them at a time when Graphic Armor would otherwise be able to obtain additional equity capital on terms more favorable to Graphic Armor.

Immediate Dilution and Financial Burden on Investors.

Upon the completion of this Offering, Investors in this Offering will incur an immediate dilution in the net book value per Share. As a result, a greater financial risk of Graphic Armor's proposed activities will be borne by the Investors who purchase the Shares offered hereby, while the current members stand to realize benefits from their current significant Common Stock ownership.

Graphic Armor hopes to provide dividends in the future, but there is no guarantee that any funds will be available for such dividends, and any return on your investment will be primarily limited to any appreciation in the value of the Shares.

Graphic Armor currently intends to be able to provided dividends to its shareholders, but there is no guarantee that any amounts will be available for dividends in the foreseeable future. As a result, you should not rely on any investment in the Shares to provide income as part of your investment return. Any return on your investment in the Shares would result primarily from an increase in the market price of your Shares, which is uncertain and unpredictable.

Control by Present Shareholders.

Upon completion of this Offering, assuming all of the Shares offered hereunder are sold, the current shareholders of

Graphic Armor will own 80.00% of the then-outstanding Common Stock, but all of the outstanding voting common stock, and will be able to elect all of Graphic Armor's Directors and will continue to control Graphic Armor's direction and operation, including the election of Graphic Armor's management, the adoption or amendment to provisions in Graphic Armor's Charter Documents, the approval of mergers and/or acquisitions, decisions affecting Graphic Armor's capital structure and other significant corporate transactions. This concentration of ownership may delay, deter or prevent transactions that would result in a change of control, which in turn could reduce the value of all of the Shares.

Discretion in Use and Application of the Proceeds.

In order to accommodate changing circumstances, Graphic Armor's management may allocate the proceeds of this Offering for any purposes the management deems reasonable and in the best interests of Graphic Armor. In addition, a portion of the proceeds of this Offering will be applied to working capital of Graphic Armor. Accordingly, Graphic Armor's management will have broad discretion in the application of the proceeds of this Offering.

FOR ALL OF THE PREVIOUSLY MENTIONED REASONS AND OTHERS, INCLUDING THOSE SET FORTH HEREIN, THE SHARES INVOLVE A HIGH DEGREE OF RISK. ANY PERSONS CONSIDERING AND/OR INVESTING IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS STATEMENT. ONLY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN GRAPHIC ARMOR AND HAVE NO IMMEDIATE NEED FOR A RETURN ON THEIR INVESTMENT SHOULD PURCHASE THE SHARES.

Executive Summary:

In mid-2014, Graphic Armor obtained FDA 510(k) clearance to produce and market latex condoms with custom graphics printed directly on the condom. Over the past 18 months, the Company has sought to gain proof of concept for what management believes is a first of its kind product, through a beta launch of its website. During this 18 month period, with little paid advertising or media exposure and no full-time employees, Graphic Armor has received close to 600 orders generating over $50,000 in sales, of which fifty percent (50%) has come from customers outside the United States.

Value Proposition/Value to Consumers:

Graphic Armor offers individuals, businesses and organizations the opportunity to have photo-quality custom graphics, including images, photographs, logos, text and patterns, printed directly on the latex of a condom. We believe that this customization platform transforms condoms from medical devices into FDA cleared promotional products in ways that are novel, unique and generally cost effective. With minimum orders starting at just 33 condoms, Graphic Armor's personalized prophylactics are available to both individuals and larger organizations.

The mission of Graphic Armor is to change the way people look at condoms by changing the way condoms look. Sexual health experts believe that negative attitudes towards condoms continue to be one of the biggest barriers to condom use. For example, according to Indiana University's Dr. William Yarber, who has been studying condom use for over 30 years, even those who know that condoms are the best way to prevent STDs are concerned about the stigma associated with using condoms: that something is wrong with his or her partner.[1] Consequently, reluctant users will cite other reasons, such as lack of sensation, discomfort and disruption for excuses not to use them.[2]

We believe there is a significant opportunity to overcome these negative attitudes by changing the way people perceive condoms. Adding familiar and fun graphics to the latex of a condom can instantly change the dynamics, whether the images are photos of friends (think bachelor parties), corporate logos, university or team mascots, popular patterns (such as camouflage and tie-dye), clever text, well known characters, or pop icons (such as Graphic Armor's KISS Kondoms featuring a cartoon likeness of Gene Simmons on the condom). In short, we hope that turning the condom into a canvas for personal and commercial expression can have real public health benefits at the micro and macro levels, from individuals looking to cast condoms in a new light to encourage use with their partner, to public health officials seeking new strategies to break down barriers and increase condom use across different demographic groups.

The Opportunity:

FDA approved latex condoms are class II medical devices commonly used to prevent sexually transmitted diseases (STDs) and unintended pregnancies. The global condom market is projected to hit US$ 5.4 billion by 2018 annually according to Alex De Angelis of CompaniesandMarkets.com.[3] According to a recent report by Zion Research, U.S. demand for condoms was valued at US$ 1.28 billion in 2014 and expect to reach US$ 1.56 billion.[4] However, Graphic

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[1] Yarber, W.L., & Williams, C.E. (1975) Venereal disease prevention and a selected group of college students. Journal of the American Venereal Disease Association, 2, 17 24.

[2] Attitudes Toward Condoms and Condom Use: A Review. Michael W Ross. International Journal of STD & AIDS 1992; 3: 10-16.

[3] http://www.companiesandmarkets.com/MarketInsight/Consumer-Goods/Global-Condom-Industry/NI8052.

[4] http://timesofkabul.com/981/condom-market-poised-ascend-usd-1275-98-2014-usd-1563-95-2020.

Armor's FDA 510(k) cleared custom printed condoms, in our opinion, transcend medical devices to promotional items, which, according to the Specialty Advertising Institute (ASI), is a $20-billion-dollar market in the United States alone.[5] Based on our research, Graphic Armor appears to be the first and currently the only company in the world to offer condoms that feature photo-quality custom print right on the latex. Management anticipates there is an opportunity to capitalize on our first mover advantage and capture a significant percentage of the potential market for this unique product.

Current Market Size, Trends, and Competitors:

The Internet has allowed for the customization and personalization of many different products, from coffee mugs, to sneakers to makeup. We believe Graphic Armor's custom printed latex condoms and online design studio fit into this mass trend, giving individuals and organizations the opportunity to design relevant and compelling condoms that meet their respective needs and goals.

While significant barriers to condom use still exist today, in management's experience, attitudes towards condoms in general have improved over the last 30 years. We believe the social conditions and market trends are ripe to attract customers of all kinds to design condoms adorned with personalized graphics and images that are clever, fun and relevant to meet their needs and goals.

Competition and Key differentiating factors:

Currently, our research has found that there are no other companies offering FDA 510(k) cleared condoms adorned with graphics and images on the latex. Additionally, included with every order of custom printed condoms, Graphic Armor offers a free custom designed label for the outside of the condom foil, enabling each condom to be used as a personalized promotional item or product. There are approximately a dozen companies that offer customized condom foils and packaging, such as Global Protection Corporation and Say It With a Condom, but none of them currently offer FDA 510(k) cleared condoms with custom graphics printed directly on the latex.

Please also refer to the section titled "Competition" in the "Risk Factors" above.

Sales and Marketing Strategy:

Short Term:

Given what we perceive as the uniqueness of Graphic Armor and its products, we anticipate there to be a significant opportunity to gain exposure through media and press relations. Graphic Armor has recently retained a public relations and marketing firm, Pollack PR Marketing, to position the Company in the press, driving brand awareness and business opportunities.

Graphic Armor has also had success with Google AdWords and Facebook Ads. In fact, one Facebook ad for one of Graphic Armor's Custom Designed Condoms has generated these impressive figures to date:

Paid reach: 1,674,228
Non paid reach: 1,100,324
Cost per engagement: $.03
Actions: 186,509
Link Clicks: 41,362
Page Likes: 5,848

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[5] According to The Advertising Specialty Institute® (ASI), annual sales analysis for the promotional products industry topped $21.5 billion for 2014. See http://www.asicentral.com/news/press/press-releases/february-2015/asi-reports-ad-specialty-sales-hit-record-breaking-215-billion.

Post Likes:	96,375
Comments:	6,029
Shares:	49,883
Budget spent:	$5,536.01

In addition, Graphic Armor's Facebook page (http://Facebook.com/GrahicAmor) has approximately 8,000 likes.

To reach the specialty advertising market, Graphic Armor is currently registered as an ASI supplier (ASI #57964). Graphic Armor's custom printed condoms are included in ASI's product database (ESP), available to thousands of ASI distributors worldwide.

Long Term:

We intend to partner with well-established public health organizations to further Graphic Armor's reach and presence in the marketplace. Examples include non-governmental organizations (NGOs) that are committed to combating STDs, such as AIDS and the spread of other STDs around the world. We believe that such partnerships could create greater awareness of Graphic Armor's unique custom printed condoms while providing public health officials with powerful new strategies to increase condom usage in targeted demographic groups.

Graphic Armor intends to target high profile brands and personalities as customers to further increase product and company awareness. If we are successful, we believe that music artists, pop culture icons, professional sports teams and big-name brands could significantly boost Graphic Armor's presence while creating substantial exposure for Graphic Armor's customization platform.

Currently, Graphic Armor has created and is selling 8 condoms with unique print designs, including a condom with the British Flag, a condom featuring all-over camouflage and another with an all-over Tie-Dye design. We plan to introduce many more designs to sell directly to consumers, increasing awareness of the product and our customization platform.

Graphic Armor will continue to seek business-to-business (B2B) customers who contract Graphic Armor to create commercial products for target markets. Current examples include a customer who is creating custom printed condoms for individual college campuses, one who has ordered condoms with an all-over rainbow design for the gay market, and another who has ordered condoms with intricate artistic designs to elevate and distinguish her brand of condoms from all standard condoms.

Detailed Description of Products and Services:

As previously indicated, Graphic Armor specializes in producing condoms with custom photo-quality print directly on the latex. All printed condoms also come with custom printed condom foils for free, either in the form of a clear label adhered to the condom foil (for orders under 10,000 condoms) or foils customized with direct print. Graphic Armor also sells standard (non-printed) condoms in custom condom foils, featuring a clear label. For orders of 10,000 or more, customers can order custom condom foils with direct print on the front and back. Graphic Armor also produces custom printed condom boxes, usually in the form of 3-packs, designed for retail sales. This allows the company to offer a full solution for a commercial ready product.

We have found that Graphic Armor's expertise in solving complex condom manufacturing challenges has enabled it to make condoms with a very special and unique feature. For example, inventor Bill Mistler needed a condom produced that would feature a patented luminescent ring perfectly placed on the underneath side of the rolled condom. The invention was meant to solve a well-documented condom error, which is that approximately 30% of the time condoms are applied upside down.[6] Although health experts, including the FDA, state that in such cases the condom must be discarded, it is often flipped over and used anyway, which can increase the risks of transmission of STDs and unintended pregnancies.[7]

Graphic Armor, together with our current manufacturer, forged a solution that allowed a luminescent ring to be safely adhered to the underneath side of a rolled condom as requested. This enabled Bill Mistler to obtain FDA marketing clearance for his new product, O-Ring Condoms.[8] The first order of finished O-Ring Condoms was shipped by Graphic Armor to Bill Mistler in April 2016.

Currently, Graphic Armor has a global exclusive arrangement with our manufacturing partner. However, discussions have begun to move all production to a new facility owned and operated by Graphic Armor or an entity owned and controlled by Graphic Armor either alone or with a joint venture partner. Management anticipates that this would give Graphic Armor greater control over production, including faster turnaround times, lower costs and enhanced quality.

Revenue Sources:

Graphic Armor currently generates revenue through several primary channels. At GraphicArmor.com, customers can place orders using PayPal and credit cards for Graphic Armor products. Approximately half of these direct to consumer sales regularly come from customers outside the United States. Also at GraphicArmor.com, customers can design and order their own condoms and condom foils using Graphic Armor's design studio. Orders for custom printed condoms often range from $99 for the minimum of 33 condoms to several thousand dollars for larger orders.

Orders for B2B contract produced products, including custom printed condoms and standard (non-printed) condoms in custom printed foils, are usually developed over a period of a few months. Once an order is ready to go, Graphic Armor processes the payment by credit card or accepts a wire transfer. Depending on the specifics of the order and the customer, Graphic Armor may accept a minimum 50% deposit with the balance due before shipping. Often, the invoice is paid in full with the submission of the order.

Technology:

Over the course of several years, we believe we have developed a unique technology to print non-toxic inks directly on latex condoms. Further, we have refined our technology with the aim of producing photo-quality images. In addition, we have developed methods to print on approximately 90% of a condom's exterior surface, creating custom printed condoms with virtually full print coverage. Graphic Armor does not currently own any patents or have any patent pending applications with respect to such technology. It is anticipated that upon the successful completion of this Offering that the Company will establish its own manufacturing and/or printing facility in China using the same printing and production technology which we currently used through our exclusive supplier.

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[6] *See, e.g.*, Crosby, R. A., Sanders, S.A., Yarber, W. L., Graham, C.A.& Dodge, B. (2002). Condom Use Errors and Problems in College Men. Sexually Transmitted Diseases, 29 (9): 552-557; and Sanders, S. A., Graham, C. A., Yarber, W. L. , & Crosby, R. A. (2003). Condom use errors and problems among young women who apply condoms on males. Journal of American Medical Women's Association, 58 (2), 95-98.

[7] *Id.*

[8] Mr. Mistler and his company, O-Ring Products LLC, retain all intellectual property rights to the O-Ring Condom.

MANAGEMENT AND ORGANIZATION

Directors and Officers:

The Company currently has three members on the Board of Directors, Adam Glickman, William Kurtzner, and Christopher Panucci.

The Company currently has three officers, Adam Glickman serves as CEO, Christopher Panucci serves as President and William Kurtzner serves as Vice President.

Adam Glickman, Director and CEO

Mr. Glickman is a founding member of the Company, serving as a manager of the predecessor limited liability company, Graphic Armor, LLC, a Florida limited liability company (the "Predecessor") since its inception in April 2012, and now as a director and CEO of the Company.

Prior to founding the Company and the Predecessor, Mr. Glickman opened Condomania, America's first condom store, in 1991, and went on to create one of the first 100 e-commerce sites with a shopping cart on the Internet. After a successful twenty year run building Condomania into the premiere retail/e-tail seller of condoms worldwide and the trusted authority and leader in the field, Mr. Glickman sold Condomania in March of 2012.

Since selling Condomania, Mr. Glickman has been a principle and/or chief strategist of several companies, all in the retail consumer space and advise other entrepreneurs. Mr. Glickman served as the Program Director and lead facilitator for the Entrepreneur's Organization's annual Leadership Academy based in Washington D.C. from 2011 to 2015. EO is an invitation-only global network of more than 12,000 highly successful business owners in 41 countries. EO serves as a catalyst for entrepreneurs to learn from and support one another professionally and personally via local, regional and global events and resources. Mr. Glickman served a three-year term on EO's Global Board of Directors and a two-year team as the President of EO's Los Angeles chapter.

Born and raised in New York City where he attended the Dalton School, Mr. Glickman graduated from Tufts University, magna cum laude, with dual degrees in Philosophy and Sociology. While at Tufts, Mr. Glickman created and sold condoms featuring Tufts' mascot, ultimately founding his first company, Custom Condoms. Mr. Glickman went on to create condoms for dozens of colleges, radio stations, night clubs and more, and before long he co-invented the Knight Light Glow-In-The-Dark Condom. His entrepreneurial efforts in college resulted in the coveted Montle Prize award his senior year – a full year's tuition at Tufts; Mr. Glickman has received numerous other awards including recognition as a finalist in the 2015 Patrick Soon-Shiong Innovation Awards sponsored by the LA Business Journal.

Mr. Glickman frequently speaks at business schools, universities and conferences on topics including entrepreneurship, innovation, e-commerce and marketing. He is currently the president of Wilshire Girls Softball, a fast pitch softball league that serves over 200 families in the mid-Wilshire area of Los Angeles. He especially enjoys coaching his 12-year-old daughter whose fastball just hit 50 mph! Mr. Glickman lives in Los Angeles with his wife and twelve year old twin daughters.

As CEO of the Company, and formerly as Managing Director of the Predecessor, Mr. Glickman oversees all aspects of the Company's operations in conjunction with President Chris Panucci. Mr. Glickman is also responsible for press relations, strategic partnerships, strategic planning, and the Regulation CF Offering.

Christopher Panucci, Director and President

Mr. Panucci is a founding member of the Company, serving as a manager of the Predecessor since its inception in April 2012, and now as a director and President of the Company. Mr. Panucci developed color graphic manufacturing relationship and secured an exclusive sales agreement with the Company's primary supplier. Mr. Panucci's efforts led to Graphic Armor's right to be the sole distributor of this ground breaking technology. Mr. Panucci recruited condom pioneer Adam Glickman to assist with the further development of the Company.

Mr. Panucci is a serial entrepreneur and holds executive positions in several companies. Mr. Panucci has acted as the Managing Partner at Util Auditors, LLC, a Delaware limited liability company. Util Auditors specializes in identifying and correcting utility and service contract billing errors for some of the largest companies in the U.S, as well as several prominent global entities. As a Managing Partner, Mr. Panucci is responsible for efficiently organizing the operations within his area of responsibility at Util Auditors. In addition, Mr. Panucci formed a mobile application company. He collaborated closely with UK developers to form an iOS based application which enabled users to seamlessly manipulate and visualize modifications to their own automobile, right from their mobile device.

Mr. Panucci graduated from Excelsior College and took classes in entrepreneurship and business management at Johnson and Wales University, where he was also a founding father of the Eta Omega chapter of the Sigma Pi fraternal organization.

As President of the Company, and formerly as Manager of the Predecessor, Mr. Panucci works in tandem with Mr. Glickman to oversee the day to day operations, including customer relations, purchasing and all other areas of the Company.

William Fredrick Kurtzner III, Director and Vice President

Mr. Kurtzner is a founding member of the Company, serving as a manager of the Predecessor since its inception in April 2012, and now as a director of the Company.

A serial entrepreneur, Mr. Kurtzner founded four companies prior to Graphic Armor. Presently, Mr. Kurtzner acts as the Managing Partner at Util Auditors, LLC, a Delaware limited liability company. Util Auditors specializes in the identification and correction of utility and service contract billing errors, and has assisted some of the nation's largest businesses, both public and private. As Managing Partner and Senior Auditor, Mr. Kurtzner is responsible for business development, as well as oversight of all audit functions performed at Util Auditors.

Mr. Kurtzner co-founded Internet marketing and advertising concept Frank Deals, LLC, in Wilmington, North Carolina. The business quickly gained recognition as one of the top technology startups in the Eastern Carolina region, and upon stabilization, Mr. Kurtzner made a successful exit. After Frank Deals, Mr. Kurtzner founded Cred Advise, Inc., a commercial loan modifications and debt negotiation firm. At the age of 21 Mr. Kurtzner co-founded Blue Financial, a residential and commercial mortgage brokerage, and life, accident and health insurance agency.

As former Vice President and Managing Member of the Predecessor, and as the Vice President and Director of the Company Mr. Kurtzner now works with Mr. Glickman and Mr. Panucci to assure that the Company's short and long term goals are successfully met.

Principal Security Holders:

The following table sets forth the principal security holders and the number of shares of Common Stock outstanding to each as of immediately prior to this Offering. Prior to this Offering, there are no shares of Non-Voting Common Stock or Preferred Stock outstanding.

Shareholder	Shares of Voting Common Stock	Percentage
William Kurtzner	1,013,986	25.35%
Christopher Panucci	1,013,986	25.35%
Adam Glickman	693,739	17.34%
Total	2,721,711	68.04%

Employees:

The current directors and officers spend much of their business time in connection with the operation of the Company, but Graphic Armor does not currently employ any full time employees or pay any director or officer a salary. However, we intend to do so in the future and a portion of the offering proceeds may be used for such payments. Please see the Section titled "Funding Objectives".

INTERMEDIARY

Our intermediary is Startengine, CIK Number 0001665160, SEC File Number 007-00007.

Startengine shall receive seven percent (7%) of the total amount raised in this Offering. Please see the form of the posting agreement between StartEngine and the Company is attached hereto as Appendix D.

FUNDING OBJECTIVES

Use of Proceeds:

Our planned use of the proceeds of the offering are forward-looking statements and are uncertain. For information on forward-looking statements, please see the Section titled "Forward-Looking Information". We estimate that the legal and accounting fees associated with this Offering will be approximately $50,000. However, approximately $20,000 of those fees have been paid in advance. If we only raise the Minimum Offering, we will likely need to conduct another offering of securities, which may dilute the ownership percentage of the Investors. Therefore, net proceeds from the sale of the Shares in this Offering, shall be as follows, after deducting the estimated expenses including our unpaid legal, accounting and portal fees associated with this Offering:

A. If the Minimum Offering amount of $100,000 is raised, we expect net proceeds of $63,000:
   a. $20,000 would be allocated to pay debts/accounts payable
   b. $15,000 for marketing and advertising
   c. $28,000 for salaries

B. If at least $200,000 is raised, we expect net proceeds of $156,000, of which:
   a. $60,000 would be used to open our own facility in China to:
      i. Purchase and operate our own printing machines
      ii. Purchase and operate our own condom foiling and sealing condom machine
      iii. Provide space for manual assembly of products
      iv. Stock inventory
      v. Conduct R&D efforts to advance our products

      b. $25,000 to pay debts/accounts payable
      c. $20,000 for marketing and advertising
      d. $10,000 for enhancing regulatory portfolio
      e. $41,000 for salaries

C. If at least $400,000 is raised, we expect net proceeds of $342,000, of which:
      a. $60,000 would be used to open our own facility in China to:
         i. Purchase and operate our own printing machines
         ii. Purchase and operate our own condom foiling and sealing condom machine
         iii. Provide space for manual assembly of product
         iv. Stock inventory
         v. Conduct R&D efforts to advance our products
      b. $35,000 to pay debts/accounts payable
      c. $50,000 for marketing and advertising
      d. $25,000 for enhancing regulatory portfolio
      e. $150,000 for salaries
         i. $100,000 for company officers
         ii. $50,000 for sales and admin
      f. $22,000 for general operating expenses

D. If at least $600,000 is raised, we expect net proceeds of $528,000, of which:
      a. $60,000 would be used to open our own facility in China to:
         i. Purchase and operate our own printing machines
         ii. Purchase and operate our own condom foiling and sealing condom machine
         iii. Provide space for manual assembly of product
         iv. Stock inventory
         v. Conduct R&D efforts to advance our products
      b. $35,000 to pay debts/accounts payable
      c. $80,000 for marketing and advertising
      d. $40,000 for enhancing regulatory portfolio
      e. $250,000 for salaries
         i. $150,000 for officers
         ii. $50,000 for sales
         iii. $50,000 for admin
      f. $63,000 for reserves and general operating expenses

E. If at least $800,000 is raised, we expect net proceeds of $714,000, of which:
      a. $60,000 would be used to open our own facility in China to:
         i. Purchase and operate our own printing machines
         ii. Purchase and operate our own condom foiling and sealing condom machine
         iii. Provide space for manual assembly of product
         iv. Stock inventory
         v. Conduct R&D efforts to advance our products
      b. $35,000 to pay debts/accounts payable
      c. $100,000 for marketing and advertising
      d. $50,000 for enhancing regulatory portfolio
      e. $350,000 for salaries
         i. $150,000 for officers
         ii. $100,000 for sales
         iii. $50,000 for admin
      f. $119,000 for reserves and general operating expenses

F. If the Maximum Offering amount of $1,000,000 is raised, we expect net proceeds of $900,000, of which:

a. $60,000 would be used to open our own facility in China to:
    i. Purchase and operate our own printing machines
    ii. Purchase and operate our own condom foiling and sealing condom machine
    iii. Provide space for manual assembly of product
    iv. Stock inventory
    v. Conduct R&D efforts to advance our products
b. $35,000 used to pay debts/accounts payable
c. $150,000 marketing and advertising
d. $50,000 for enhancing regulatory portfolio
e. $400,000 for salaries
    i. $150,000 for officers
    ii. $100,000 for sales
    iii. $50,000 for admin (1 person)
f. $205,000 for general operating expenses

Additionally, we may use net proceeds generally to cover any additional working capital needs, including without limitation, preparation of marketing materials, business plans, payment of legal fees, acquisition of inventory and equipment, and compensation to any management, staff, or consultants to facilitate our overall business strategy.

If we receive the Maximum Offering amount, we believe that the net proceeds from this Offering will be sufficient to fund our immediate operations without the need for additional working capital from the stockholders, based upon our current proposed plans and assumptions concerning our operations for the near future. The allocation of net proceeds of this Offering discussed herein represents our best estimates based upon our current business plan and certain assumptions regarding general economic and industry conditions and our anticipated future revenues, expenditures and potential judgments. Management will have significant flexibility in applying the net proceeds of this Offering.

The Offering:

The Offering is for Shares representing up to 20.00% of the issued and outstanding capital stock of Graphic Armor as of the date the Offering is completed for an aggregate purchase price of up to $1,000,000.00 or $1.00 per Share. The minimum purchase is for $250. Prior to making any investment in Graphic Armor's Shares, Investors will be required to represent, among other things, that (a) they meet certain suitability requirements, and that (b) their investment is being purchased for investment purposes only, and not with a view to resale or distribution.

Determination of Valuation

From conception until now, it has taken more than five (5) years for the founders of Graphic Armor to arrive at this moment in time, with FDA clearance in hand, proof of concept achieved, a federal trademark registration filed without opposition with corresponding web domain, and a platform for product design, sales, manufacturing and distribution. Along the way, thousands of hours and hundreds of thousands of dollars have been spent to do something that we believe has never been done before, which is to transform a standard condom (a class II medical device) into an FDA-cleared condom featuring near photo-quality custom print right on the latex.

Determining the valuation of a company, especially in its development stages, is always more art than science. While there were hard costs associated with various aspects of product development and regulatory approval, we believe the greatest value lies in the competitive advantage Graphic Armor has in the marketplace as a first to market company offering FDA-cleared condoms with custom print directly on the latex. In our experience, FDA clearance for our product presents a significant barrier for competitors to enter our niche market. Over the last 18 months since our platform for customization was released, from our online design studio to our printing and production technology, we have met our initial goal to achieve proof of concept. In that period of time, Graphic Armor has taken over 500 orders for our printed condoms and grossed over $75,000 with minimal advertising or marketing efforts. We have produced custom printed condoms for personal occasions, such as bachelor parties, birthdays and anniversaries; we have received custom orders from a variety of companies and organizations, such as real estate firms, student groups, health departments, theatrical productions, soccer clubs and music festivals; and we have taken even larger orders from other entrepreneurs looking to create their own lines of custom printed condoms for sale and distribution, such as gay pride (rainbow) condoms and printed condoms targeting students at specific universities.

Our market is global, as orders to date have come in from over 15 countries with virtually no international advertising. Condoms are used all over the planet and we believe that in many regions and countries, such as Europe, South America and Australia/New Zealand, attitudes about condoms are even more progressive, suggesting an even greater opportunity for rapid market acceptance.

Finally, we anticipate that Graphic Armor's printed condoms will move beyond traditional condom markets, to the specialty advertising market which is reported to be over US$ 20 billion in the United States.[9]

Based in part, on the foregoing, our pre-Offering valuation is US$ 4,000,000. We believe we have achieved something very special and we are inviting those who would like to join our mission to climb aboard. We are changing the way people look at condoms by changing the way condoms look.

Exempt Offering/Investor Suitability
The Offering is intended to be exempt from the registration requirements of the Securities Act and applicable state securities laws. The offer and sale of Shares will be made publicly to investors: (i) in reliance upon a safe harbor from the registration requirement of the Securities Act for offers and sales of Securities; (ii) in reliance upon exemptions from registration provided in Section 4(a)(6) of the Securities Act, and Regulation Crowdfunding promulgated under the Securities Act and, where available, upon appropriate exemptions from state registration or qualification requirements; and (iii) pursuant to registration or qualification under state securities laws. In order for us to determine whether you qualify to invest in the Shares, you must make the representations and warranties in the Section titled "Representations and Warranties of the Undersigned" included in the Subscription Agreement. An investment in the Shares involves significant risks and is suitable only for Investors who have adequate financial resources, who have no need for liquidity with respect to this investment and who can bear the economic risk of a complete loss of this investment. You are encouraged to consult your personal financial advisors to determine whether an investment in the Shares is appropriate for you.

Restrictions on Transfer
The Shares have not been registered under the Securities Act, any securities laws of other countries, or registered or qualified under any state or provincial securities laws, and are being offered and sold pursuant to exemptions under the Securities Act, the securities laws of other countries, and applicable state and provincial securities laws. To qualify for these exemptions, you must purchase Shares for investment purposes only and not with a view to resale or distribution, and you will be required to hold them and to bear the economic risk of your investment in the Shares for an indefinite period. See the Risk Factors contained herein. Further, the Shares shall be subject to those restrictions on transfer set forth in the Bylaws.

Additionally, Section 4(a)(6) of the Securities Act, and Regulation Crowdfunding promulgated under the Securities Act provide for a one (1) year transfer restriction on the Shares. Specifically, the Shares may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer (i.e. the Company); (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-

---

[9] See FN 5.

law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Method of Offering and Distribution; Expenses:

Investors who meet the suitability requirements which are set forth in the Subscription Agreement may subscribe by (i) completing the Subscription Agreement and such other required documents and items in accordance with the instructions which are set forth in the Subscription Agreement; and (ii) delivering such documents and the subscription amount to our intermediary, Startengine, in accordance with the instructions provided on Startengine's website and the Subscription Agreement. Investors may cancel the Subscription Agreement until forty eight (48) hours prior to the Offering Deadline. The subscription amount shall be held in an escrow account maintained by a separate escrow agent with a depositary such as a bank. After completion or cancellation of the Offering as detailed herein, such escrow agent shall either (a) release the aggregate funds contributed from all Investors to the Company; or (b) return the funds contributed to each Investor.

The Offering will close on the Offering Deadline, unless (i) we extend it, which we may do for any reason; (ii) unless we close prior to such date; or (iii) we cancel the Offering, at our discretion, each subject to notification requirements set forth in Section 4(a)(6) of the Securities Act, and Regulation Crowdfunding promulgated under the Securities Act. Our intermediary, Startengine, will provide on its website frequent status updates regarding the progress of our meeting the Target Offering amount. If the Company reaches the Target Offering amount prior to the Offering Deadline, we may elect to close the Offering early, at our discretion, provided that Investors shall receive notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment by executing an amended Subscription Agreement). If an Investor does not cancel a Subscription Agreement before the 48-hour period prior to the Offering Deadline, the funds will be released to Graphic Armor upon closing of the Offering and the Investor will receive the subscribed number of Shares in exchange for his, her or its investment. Graphic Armor may, at its discretion, complete and deliver (either directly or via its intermediary, Startengine), to the Investor (a) Share certificates evidencing the Investor's investment, and (b) a signed copy of the Subscription Agreement.

If an Investor does not reconfirm his, her, or its investment commitment after a material change is made to the Offering, the Investor's original Subscription Agreement, and underlying investment commitment, will be cancelled and the committed funds will be returned. If (a) the total amount of investment commitments do not equal or exceed the Target Offering amount by the Offering Deadline, or (b) the Offering is cancelled by the Company, at its discretion (including without limitation, for reasons described below), no Shares will be sold in the Offering, all Subscription Agreements and investment commitments therein will be cancelled and committed funds will be returned.

Modification of Terms

Graphic Armor reserves the right, by written notice, to withdraw, cancel, modify or terminate the transactions contemplated hereby at any time if, in the opinion of counsel to Graphic Armor, there exists any actual or threatened legal impediment to the subscription for Shares in Graphic Armor, including any material legal action or administrative proceeding instituted or threatened against Graphic Armor with respect to any subscriptions. No such impediments are presently known by Graphic Armor to exist. Any material modifications are subject to filing Form C-A and Investor recommitment (by execution of an amended Subscription Agreement). Upon any termination, Startengine will return all subscriptions and cash payments, without interest thereon or deduction therefrom, and, neither Graphic Armor nor Startengine will have any further obligation or liability with respect to the subscriptions and the transactions contemplated hereby.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR TAX ADVISOR BEFORE MAKING ANY INVESTMENTS HEREUNDER. In addition to United States federal income tax consequences, prospective investors should consider state, local and other applicable countries' tax consequences of an investment in Graphic Armor. Accordingly, potential investors are directed to consult with their professional advisors regarding such requirements.

NO REPRESENTATION BY COUNSEL

Perlman, Bajandas, Yevoli & Albright, P.L. ("PBYA"), has acted as legal counsel for Graphic Armor in connection with the preparation of this Statement and is not acting as legal counsel for any Investor(s). No independent counsel has been retained (or is expected to be retained) to represent the Investors.

Furthermore, if a conflict of interest or dispute arises between Graphic Armor on the one hand, and any Investor(s) or Graphic Armor's existing stockholders on the other hand, it will be accepted that PBYA represents Graphic Armor only, and is not counsel to any Investor or stockholder, notwithstanding the fact that, in certain cases, the fees of PBYA are paid through or by Graphic Armor (and therefore in effect by all of Graphic Armor's stockholders).

In preparing this Statement, PBYA has relied upon certain information furnished to it by Graphic Armor, Adam Glickman, Christopher Panucci, and William Kurtzner, and has not investigated or verified the accuracy or completeness of such information. In connection with this offering and subsequent advice to Graphic Armor, PBYA's engagement is limited to the specific matters as to which it is consulted by Graphic Armor and/or Graphic Armor's Directors and officers and, therefore, there may exist facts or circumstances that could have a bearing on Graphic Armor's financial condition or operations with respect to which PBYA has not been consulted and for which it expressly disclaims any responsibility.

REGULATION CROWDFUNDING ADDITIONAL INFORMATION

Eligibility:

The Company certifies that all of the following statements are true:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- It has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two (2) years immediately preceding the filing of the Statement (or for such shorter period that the Company was required to file such reports).
- It is not a development stage company that (A) has no specific business plan or (B) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Other Disclosures:

- Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- There is not currently a proposed transaction, and since the beginning of the Company's last fiscal year, there have not been any transactions, in an aggregate amount of $50,000 or more involving the Company and: (1) any director or officer of the Company; (2) as of the date of this Offering, any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) any promoter of the Company; or (4) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal

equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. William Kurtzner is an independent agent for ValuPlus Merchant Association, which provides the merchant (credit card) processing account for Graphic Armor. However he is neither an owner nor partner in such entity and is only entitled to receive a fixed commission on transactions, which have been de minimus to date.

Material Indebtedness:

The Company currently has the following material debts outstanding totaling $87,504:

- A loan from John Audi with an amount currently outstanding of $53,218 (including accrued interest). The original principal amount of $40,000.00 was loaned on July 21, 2010. The loan accrues interest at 10% per annum and does not have a maturity date;
- The Company owes Dick's Formalwear LLC, an Arizona limited liability company, $20,000 as the remaining amount under the purchase of the rights to the 510(k) approved condoms. Such amount is payable quarterly, but must be paid in full no later than June 24, 2016;
- A loan from Net Lease Financing, L.L.C. with an amount currently outstanding of $6,286. The original principal amount was loaned on August 31, 2015. The loan does not have a maturity date; and
- Loans from the Partners to the Company with an amount currently outstanding of $8,000.

Contingent Liabilities:

There is a contingent liability to the IRS that could total $60,000 from late filings, although it has not been assessed by the IRS. Management has evaluated these obligations and has determined that based on sales and cash flow year to date (2016), The Company believes that it can meet all debt obligations out of sales over the next 12-24 months. Furthermore, management believes that addition capital, in the form of debt or equity, may be secured from existing shareholders to meet all current obligations if needed over the next 12 months. For additional information see the Section titled "Risk Factors".

Prior Exempt Offerings:

Prior to the conversion of the Company to a Delaware corporation, the Company, as the Predecessor limited liability company, sold securities (i) on or about April 12, 2012 in the form of a promissory note in the principal amount of $50,000 to an existing security holder of the Predecessor, Net Lease Financing, L.L.C., a Florida limited liability company ("Net Lease Financing"), and (ii) on or about June 24, 2014 in the form of 111,111 membership units, representing approximately a 10% ownership percentage in the Predecessor (the "Securities"), to Net Lease Financing for an aggregate purchase price of $100,000. The proceeds of the second transaction were used in part to satisfy the promissory note of the Predecessor issued to Net Lease Financing as well as to fund the acquisition of certain assets relating to the right to manufacture, market, and sell male latex condoms pursuant to an FDA issued 510(k) clearance. The Securities were sold under one or more exemptions from registration under the Securities Act, including, but not limited to Section 4(2) of the Securities Act.

General Financial Condition:

For the past two fiscal years (2015 and 2014), the Company has grown while keeping its fixed operating overhead low. The founders have put in extensive time building the Company without salaries or meaningful overhead. There have been no employees and therefore no payroll expenses. In addition, the founders continue to work remotely from their home offices, so there is no monthly rent, utilities or related monthly costs.

Management believes that the greatest asset of the Company is the 510K which Graphic Armor acquired in 2014. This 510K allows Graphic Armor to market and sell FDA-cleared condoms featuring high quality custom print right on the latex. The founders of the Company have also spent considerable time building Graphic Armor's web site, including the online studio which enables customers to design and order their own custom printed condoms.

Graphic Armor works with its manufacturing partner in China on an exclusive basis. Over the last two fiscal years, Graphic Armor has achieved gross profit margins of approximately 40% on its custom printed condom orders and 150% on the Graphic Armor designed condoms that can be purchased from the Company's online store. Looking forward, the Company plans to expand the number of Graphic Armor-designed condoms to over 25 styles, tapping into current trends while reaching wider international markets.

Shortly after acquiring the 510K in 2014, Graphic Armor launched a beta period to test the market for is custom printed condoms. Relatively little advertising was spent in 2014 ($1,668). After seeing some success with running limited advertising on Facebook and Google, the Company increased its marketing efforts in 2015, spending $8,822.

Sales during this beta period reflected the increase in marketing, growing from $18,685 in 2014 to $45,054. That trend has continued in 2016.

The Company also has plans to open a printing and packaging the facility in China. Graphic Armor's CEO and President visited China in April of 2016, scouting facility locations while engaging in discussions with a potential plant manager. The Company estimates that the total cost to open and run the facility for the first 12 months would be less than $100,000, plus legal and travel expenses. The benefits would include significantly lower product costs resulting in greater margins and lower prices, greater control over production, shorter production times, increased quality control and the opportunity open a small R&D lab for product innovation.

The Company has been working with low cash reserves, ending the fiscal year 2015 with just over $7,000 in cash and accounts payable. The Company has virtually no trade debt, but it is carrying notes from shareholders that total about $60,000. In addition, the Company has a remaining payment of $20,000 due from the acquisition of the 510K. There is also a contingent liability to the IRS that could total $60,000 from late filings, although it has not been assessed by the IRS. Management has evaluated these obligations and has determined that based on sales and cash flow year to date (2016), and believes that the Company will likely be able to meet debt obligations out of sales over the next 12-24 months.

The proceeds of the offering would be used as indicated in the Section titled "Funding Objectives". Additional funds would be used to expand the Company's regulatory portfolio, increase marketing efforts, hire a sales manager and invest in R&D efforts. Eventually, we anticipate paying salaries to the officers and potentially hiring additional employees.

Annual Reports:

On an annual basis, the Company shall provide a link to its annual report on its website, www.graphicarmor.com within 120 days of the calendar year end.

ORGANIZATIONAL DOCUMENTS

Certificate of Incorporation:

Graphic Armor was originally formed on April 12, 2012 as a Florida limited liability company pursuant to articles of organization filed with the Florida Department of State. The Company was converted to a Delaware corporation pursuant to a certificate of conversion and the Certificate of Incorporation filed with the Delaware Secretary of State on May 11, 2016.

Bylaws:

Together with the Certificate of Incorporation, Graphic Armor's Bylaws provide for the governance of the Company. Prospective shareholders are directed to carefully review these Charter Documents as they, together with the Securities Act, set forth the primary terms and conditions of the Shares.

The following chart highlights some important terms of the Shares. Such information is qualified in its entirety by Graphic Armor's Charter Documents and the Securities Act, in particular, Section 4(a)(6) thereof and the Regulation Crowdfunding promulgated thereunder.

Organization and Shares	Graphic Armor, originally formed under Florida law as a limited liability company, is currently organized and subject to the General Corporation Law of the State of Delaware (DGCL). Ownership in Graphic Armor is evidenced by shares of Common Stock, or which there are two series, Voting Common Stock and the Non-Voting Common Stock. Additionally, the Board of Directors is authorized to issue shares of Preferred Stock, and to determine the rights and preferences thereof. This Offering concerns Shares of the Non-Voting Common Stock.
Capitalization	

	Pre-Offering	Post-Offering[1]
Total Authorized Preferred Stock[2]	**1,000,000**	**1,000,000**
Total Issued Preferred Stock	**0**	**0**
Total Authorized Common Stock	**9,000,000**	**9,000,000**
Authorized Voting Common Stock	*7,000,000*	*7,000,000*
Authorized Non-Voting Common Stock	*2,000,000*	*2,000,000*
Total Issued Common Stock	**4,000,001**	**4,000,001**
Issued Voting Common Stock	*4,000,001*	*4,000,001*
Issued Non-Voting Common Stock	*0*	*1,000,000*
Total Unissued Common Stock[3]	**4,999,999**	**3,999,999**
Unissued Voting Common Stock	*2,999,999*	*2,999,999*
Unissued Non-Voting Common Stock	*2,000,000*	*1,000,000*

[1] Assuming issuance of all Shares in the Offering.
[2] Preferred Stock may be issued in one or more series as authorized by the Board of Directors. The Board of Directors may determine the rights of any such series, which may include more rights or senior rights to the non-voting common stock, including voting powers, preferences, and other special rights.
[3] Shares of Unissued Common Stock are retained by Graphic Armor and available for issuance by the Board of Directors in accordance with the Certificate of Incorporation

	and Bylaws, but until issued are not counted in determining ownership percentages or in any votes.
Investor Voting Rights	Unlike the holders of the Voting Common Stock, holders of the Shares (Non-Voting Common Stock) will have no right to vote on Company matters except as specifically required under applicable law.
Directors	Subject to amendment in accordance with the Bylaws, Graphic Armor may have one (1) or more members on the Board of Directors, each who are elected by the holders of the majority of the Voting Common Stock (and other Company voting securities, if issued). Each Director serves until he, she or it resigns or is removed with or without cause, or until his, her or its successor is duly elected, qualified and seated. There are currently three (3) Directors on the Board of Directors, as identified in the Section titled "Management and Organization".
Management and Operations	Except as otherwise specified in the Charter Documents and the DGCL, all management rights and obligations for Graphic Armor are vested in the Directors and the officers appointed by the Directors.
Dividends	Dividends may be declared by the Board of Directors at any regular or special meeting, pursuant to the Bylaws and applicable law. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the Certificate of Incorporation.
Resale Restrictions	§ 227.501 of Regulation Crowdfunding provides that the Shares may not be transferred by any Investor during the one-year period beginning when the Shares were issued, unless the Shares are transferred: (1) to the Company; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Subject to the above one-year transfer restriction and compliance with other applicable laws (and any registration exemptions thereunder), Shares may be sold or transferred by the Investor.
Tax Classification	Graphic Armor is intended to be classified as a corporation for federal income tax purposes.

Appendix A

Certificate of Incorporation

[Attached.]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:11 AM 05/11/2016
FILED 11:11 AM 05/11/2016
SR 20163070394 - File Number 6039198

CERTIFICATE OF INCORPORATION
OF
GRAPHIC ARMOR, INC.

The undersigned incorporator, in order to form a corporate entity under the Delaware General Corporation Law (the "DGCL"), hereby sets forth the following Certificate of Incorporation:

ARTICLE I
NAME

The name of this corporation is Graphic Armor, Inc. (the "Corporation")

ARTICLE II
PURPOSE

The Corporation is organized for the purpose of transacting any and all lawful business for which corporations may be incorporated under the DGCL.

ARTICLE III
CAPITAL STOCK

A. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is Ten Million (10,000,000), Nine Million (9,000,000) shares of which shall be Common Stock, and One Million (1,000,0000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of 001/1000 Dollar ($0.001) per share and the Preferred Stock shall have a par value of 001/1000 Dollar ($0.001) per share. The number of authorized shares of Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding plus a number of shares of Common Stock necessary to allow for the conversion of the then outstanding shares of Preferred Stock) by the affirmative vote of the holders of at least a majority of the Voting Common Stock of the Company and Preferred Stock entitled to vote thereon (voting together on an as-if-converted basis).

B. Seven Million (7,000,000) of the of the authorized shares of Common Stock are hereby designated "Voting Common Stock" and Two Million (2,000,000) of the authorized shares of Common Stock are hereby designated "Non-Voting Common Stock."

C. The Voting Common Stock and the Non-Voting Common Stock shall have all of the same rights, preferences, privileges, and restrictions, provided that (1) except as required by non-waivable provisions of the DGCL or other applicable law, the holders of Non-Voting Common Stock shall have no right to vote with respect to such shares; and (2) the holders of shares of Voting Common Stock shall be entitled to one (1) vote for each share of Voting Common Stock held.

D. Preferred Stock may be issued in one or more series as shall from time to time be created and authorized by the Board of Directors as hereinafter provided. The Board of Directors

is expressly authorized, by resolutions from time to time adopted providing for the issuance of any series of the Preferred stock, to the extent not fixed by the provisions hereinafter set forth or otherwise provided by law, to determine that any series of Preferred Stock shall be without voting powers and to fix and state the voting powers, full or limited, if any, the designations, powers, preferences and relative, participating, optional and other special rights, if any, of the shares of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof.

ARTICLE IV
INITIAL REGISTERED OFFICE AND AGENT

The street address of the initial registered office of the Corporation is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, county of New Castle and the name of the initial Registered Agent of the Corporation at that address is Corporation Service Company.

ARTICLE V
INCORPORATOR

The name and mailing address of the sole incorporator are:

Name	Address
Adam K. Glickman	579 N. Gower Street Los Angeles, CA 90004

ARTICLE VI
DIRECTOR LIABILITY

A.   The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent under applicable law. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable DGCL (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

B.   This Article shall not affect any provision permitted under the DGCL in the certificate of incorporation, bylaws or contract or resolution of the Corporation indemnifying or agreeing to indemnify a director or officer against personal liability. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VII
DURATION

The Corporation is to have perpetual existence.

ARTICLE VIII
MISCELLANEOUS

Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Elections of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation on the 10th day of May, 2016.



By: _____

Adam K. Glickman

Appendix B

Bylaws

[Attached.]

BYLAWS
OF
GRAPHIC ARMOR, INC.

ARTICLE I
Offices and Agent

1. *Registered Office and Registered Agent.* The registered office and registered agent of Graphic Armor, Inc. (the "Corporation") shall be fixed in the Corporation's Certificate of Incorporation, as the same may be amended from time to time. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

2. *Other Offices.* The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
Meetings of Stockholders

1. *Annual Meetings.* The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time as determined by resolution of the Board of Directors. If, at the place of the meeting, this date shall fall upon a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these Bylaws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

2. *Special Meetings.* Special meetings of stockholders for any purpose or purposes may be called at any time only by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, or the Secretary and shall be called by any such officer at the request of the holders of shares of stock entitled to cast not less than 20% of the votes that could be cast by the holders of all outstanding shares of stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the meeting.

3. *Place of Meetings.* All meetings of stockholders of the Corporation shall be held within or outside the State of Delaware as may be designated by the Board of Directors or the Chief Executive Officer, or, if not designated, at the registered office of the Corporation.

4. *Notice of Meeting.* Except as otherwise provided in these Bylaws or the General Corporation Law of the State of Delaware (the "DGCL"), written notice of any meeting of stockholders stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered personally, by mail or by electronic

transmission to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, by or at the direction of the Board of Directors, the Chief Executive Officer or the Secretary. If mailed, such notice shall be deemed to be delivered as to any stockholder of record when deposited in the United States mail addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage prepaid. If sent by electronic transmission, such notice shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given, and stating the manner of such notice, shall in the absence of fraud be prima facie evidence of the facts stated therein. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

5. *Waiver of Notice.* Any stockholder, either before or after any stockholders' meeting, may waive in writing notice of the meeting, and his waiver shall be deemed the equivalent of giving notice. Attendance at a meeting by a stockholder shall constitute a waiver of notice, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6. *Fixing of Record Date.* For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors of the Corporation may fix, in advance, a record date which shall be not more than sixty (60) days nor less than ten (10) days prior to the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for determining the stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining the stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

7.   *Stockholders' List.* The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

8.   *Proxies.* A stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.

9.   *Voting Rights.* Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided in the Certificate of Incorporation.

Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent such stock and vote thereon.

If shares having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (i) if only one votes, his act binds all; (ii) if more than one vote, the act of the majority so voting binds all; and (iii) if more than one vote, but the vote is evenly split on any particular matter, each fraction may vote the securities in question proportionately, or any person voting the shares or a beneficiary, if any, may apply to the Court of Chancery or any court of competent jurisdiction in the State of Delaware to appoint an additional person to act with the persons so voting the shares. The shares shall then be voted as determined by a majority of such persons and the person appointed by the Court. If a tenancy is held in unequal interests, a majority or even-split for the purpose of this subsection shall be a majority or even-split in interest.

10. *Quorum and Required Vote.* Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws:

(a) the holders of a majority of the shares entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business; and

(b) if a quorum is present, the affirmative vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders (except with respect to elections of directors, which shall be determined by plurality), and, if there are two or more classes of stock entitled to vote as separate classes, then, in the case of each such class, the affirmative vote of a majority of the shares of that class present or represented by proxy at the meeting shall be the vote of such class.

11. *Informal Action By Stockholders.* Except as otherwise provided in the Certificate of Incorporation, any action required by the provisions of the DGCL to be taken or any action which may be taken at a stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing or by electronic transmission, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing. Any action taken pursuant to such written consent of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof. All consents properly delivered in accordance with this section shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation as required by this section, written consents signed by the holders of a sufficient number of shares to take such corporate action are so recorded.

ARTICLE III
Board of Directors

1. *Number, Qualifications and Term of Office.* Except as otherwise provided in the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of one or more members. Directors need not be stockholders of the Corporation. The number of directors which shall constitute the full Board of Directors may be increased or decreased from time to time by resolution of the Board, subject to the provisions of the Certificate of Incorporation. Except as otherwise provided in the Certificate of Incorporation, each director shall be elected at each annual meeting of stockholders and shall hold such office until the next annual meeting of stockholders and until his successor shall be elected and shall qualify. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

2. *Vacancies.* Unless and until filled by the stockholders of the Corporation and unless otherwise provided in the Certificate of Incorporation, any vacancy in the Board of Directors,

however occurring, including a vacancy resulting from an enlargement of the Board, may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified, or until his earlier death, resignation or removal.

3.   *Resignation.* Any director may resign by delivering his written resignation to the Corporation at its principal office addressed to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

4.   *Removal.* Except as otherwise provided in the Certificate of Incorporation or the DGCL, any director or the entire Board of Directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that whenever the holders of any class or series of stock are entitled to elect one or more directors by the provisions of the Corporation's Certificate of Incorporation, such director or directors may only be removed by the holders of a majority of the outstanding shares of such class or series of stock.

5.   *Compensation.* Directors may be paid such compensation for their services and such reimbursements for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV
Meetings of the Board

1.   *Place of Meetings.* The regular or special meetings of the Board of Directors or any committee designated by the Board shall be held at the principal office of the Corporation or at any other place within or outside the State of Delaware that a majority of the Board of Directors or any such committee, as the case may be, may designate from time to time by resolution.

2.   *Regular Meetings.* The Board of Directors shall meet each year immediately after and at the same place as the annual meeting of the stockholders for the purpose of electing officers and transacting such other business as may come before the meeting. The Board of Directors or any committee designated by the Board may provide, by resolution, for the holding of additional regular meetings within or outside the State of Delaware without notice of the time and place of such meeting other than such resolution; provided that any director who is absent when such resolution is made shall be given notice of said resolution.

3.   *Special Meetings.* Special meetings of the Board of Directors or any committee designated by the Board may be held at any time and place, within or outside the State of Delaware, designated in a call by the Chairman of the Board, if any, by the Chief Executive Officer or by a majority of the members of the Board of Directors or any such committee, as the case may be.

4.   *Notice of Special Meetings.* Except as otherwise provided by these Bylaws or the laws of the State of Delaware, written notice of each special meeting of the Board of Directors or

any committee thereof setting forth the time and place of the meeting shall be given to each director by the Secretary or by the officer or director calling the meeting not less than three (3) days prior to the time fixed for the meeting, in the case of notices given by United States mail, or not less than twenty-four (24) hours prior to the time fixed for the meeting, in the case of notices given in any other manner permitted hereunder. Notice of special meetings may be either given personally, by telephone, or by sending a copy of the notice through the United States mail or by telegram, telex, telecopy, electronic mail and/or other form of electronic transmission, charges prepaid, to the address of each director appearing on the books of the Corporation. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid thereon. If notice is given by telegram, telex, telecopy, electronic mail and/or or other form of electronic transmission, such notice shall be deemed to be delivered when sent. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

5.   *Waiver of Notice.* A director may waive, in writing, notice of any special meeting of the Board of Directors or any committee thereof, either before, at, or after the meeting, and his waiver shall be deemed the equivalent of giving notice. By attending or participating in a regular or special meeting, a director waives any required notice of such meeting unless the director, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting.

6.   *Quorum and Action at Meeting.* At meetings of the Board of Directors or any committee designated by the Board, a majority of the directors then in office, or a majority of the members of any such committee, as the case may be, shall constitute a quorum for the transaction of business. If a quorum is present, the act of the majority of directors in attendance shall be the act of the Board of Directors or any committee thereof, as the case may be, unless the act of a greater number is required by these Bylaws, the Certificate of Incorporation or the DGCL. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn that meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

7.   *Presumption of Assent.* A director who is present at a meeting of the Board or a committee thereof when action is taken is deemed to have assented to the action taken unless: (i) he objects at the beginning of such meeting to the holding of the meeting or the transacting of business at the meeting; (ii) he contemporaneously requests that his dissent from the action taken be entered in the minutes of such meeting; or (iii) he gives written notice of his dissent to the presiding officer of such meeting before its adjournment or to the Secretary of the Corporation immediately after adjournment of such meeting. The right of dissent as to a specific action taken at a meeting of a Board or a committee thereof is not available to a director who votes in favor of such action.

8.   *Committees.* The Board of Directors may, by a resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting,

whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the DGCL, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all such papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee (i) may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee, and (ii) may make rules for the conduct of its business, but, unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

9. *Informal Action by Directors*. Except as otherwise provided in the Certificate of Incorporation, any action required or permitted by the DGCL to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents and electronic transmissions are filed with the minutes of proceedings of the Board or committee.

10. *Telephonic Meetings*. Directors or members of any committee designated by the Board may participate in a meeting of the Board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation shall constitute presence in person at the meeting.

ARTICLE V
Officers and Agents

1. *Enumeration, Election and Term*. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers and assistant officers with such other titles as may be deemed necessary or desirable by the Board of Directors, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries and a Chairman of the Board. Any number of offices may be held by the same person and no officer need be a stockholder or a resident of the State of Delaware. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, each officer shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board held after each annual meeting of the stockholders.

2. *General Duties*. All officers and agents of the Corporation, as between themselves and the Corporation, shall have such authority and shall perform such duties in the management of the Corporation as may be provided in these Bylaws or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws. In all cases where the duties of any officer, agent or employee are not prescribed by the Bylaws or by the Board of Directors, such officer, agent or employee shall follow the orders and instructions of the Chief Executive Officer.

3.   *Vacancies*. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave any vacancy unfilled for such period as it may determine. The officer so selected shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

4.   *Compensation*. The Board of Directors from time to time shall fix the compensation of the officers of the Corporation. The compensation of other agents and employees of the Corporation may be fixed by the Board of Directors, or by any committee designated by the Board or by an officer to whom that function has been delegated by the Board.

5.   *Resignation and Removal*. Any officer may resign by delivering his written resignation to the Corporation at its principal office addressed to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer or agent of the Corporation may be removed, with or without cause, by a vote of the majority of the members of the Board of Directors whenever in its judgment the best interests of the Corporation may be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or an agent shall not of itself create contract rights.

6.   *Chairman of the Board*. The Chairman of the Board, if any, shall preside as chairman at meetings of the stockholders and the Board of Directors. He shall, in addition, have such other duties as the Board may prescribe that he perform. At the request of the Chief Executive Officer, the Chairman of the Board may, in the case of the Chief Executive Officer's absence or inability to act, temporarily act in his place. In the case of death of the Chief Executive Officer or in the case of his absence or inability to act without having designated the Chairman of the Board to act temporarily in his place, the Chairman of the Board shall perform the duties of the Chief Executive Officer, unless the Board of Directors, by resolution, provides otherwise. If the Chairman of the Board shall be unable to act in place of the Chief Executive Officer, the President may exercise such powers and perform such duties as are provided in Section 8 below.

7.   *Chief Executive Officer*. The Chief Executive Officer shall be the chief executive officer of the Corporation and shall have general supervision of the business of the Corporation. In the event the position of Chairman of the Board shall not be occupied or the Chairman shall be absent or otherwise unable to act, the Chief Executive Officer shall preside at meetings of the stockholders (and of the directors, if he is a member of the Board of Directors) and shall discharge the duties of the presiding officer. At each annual meeting of the stockholders, the Chief Executive Officer shall give a report of the business of the Corporation for the preceding fiscal year and shall perform whatever other duties the Board of Directors may from time to time prescribe.

8.   *President*. The President shall have such powers and perform such duties as the Board of Directors may from to time prescribe or as the Chief Executive Officer may from time to time delegate to him. At the request of the Chief Executive Officer, in the case of the Chief Executive Officer's absence or inability to act, the President may temporarily act in his place. In the case of the death of the Chief Executive Officer, or in the case of his absence or inability to act without having designated the President to act temporarily in his place, the Chairman of the Board, if any, shall exercise such powers and perform such duties, but if the Corporation has no Chairman

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of the Board, or if the Chairman is unable to act in place of the Chief Executive Officer, the President may exercise such powers and perform such duties.

9. *Vice Presidents.* Each Vice President shall have such powers and perform such duties as the Board of Directors may from to time prescribe or as the Chief Executive Officer may from time to time delegate to him.

10. *Secretary.* The Secretary shall keep or cause to be kept, in books provided for that purpose, the minutes of the meetings of the stockholders, executive committee, if any, and any other committees, and of the Board of Directors; shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; shall be custodian of the records and of the seal of the Corporation and see that the seal is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized and in accordance with the provisions of these Bylaws; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by the Board of Directors or by the Chief Executive Officer. In the absence of the Secretary or his inability to act, the Assistant Secretaries, if any, shall act with the same powers and shall be subject to the same restrictions as are applicable to the Secretary.

11. *Treasurer.* The Treasurer shall have custody of corporate funds and securities. He shall keep full and accurate accounts of receipts and disbursements and shall deposit all corporate monies and other valuable effects in the name and to the credit of the Corporation in the depository or depositories of the Corporation, and shall render an account of his transactions as Treasurer and of the financial condition of the Corporation to the Chief Executive Officer and/or the Board of Directors upon request. Such power given to the Treasurer to deposit and disburse funds shall not, however, preclude any other officer or employee of the Corporation from also depositing and disbursing funds when authorized to do so by the Board of Directors. The Treasurer shall, if required by the Board of Directors, give the Corporation a bond in such amount and with such surety or sureties as may be ordered by the Board of Directors for the faithful performance of the duties of his office. The Treasurer shall have such other powers and perform such other duties as may from time to time be prescribed by the Board of Directors or the Chief Executive Officer. In the absence of the Treasurer or his inability to act, the Assistant Treasurers, if any, shall act with the same authority and shall be subject to the same restrictions as are applicable to the Treasurer.

12. *Delegation of Duties.* Whenever an officer is absent, or whenever, for any reason, the Board of Directors may deem it desirable, the Board may delegate the powers and duties of an officer to any other officer or officers or to any director or directors.

ARTICLE VI
Indemnification of Officers, Directors and Others

1. *Indemnification; Third Party Actions.* The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other

enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

2. *Indemnification: Derivative Actions.* The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

3. *Mandatory Indemnification.* To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article VI or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4. *Authorization for Indemnification.* Any indemnification under Sections 1 and 2 of this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article VI. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) by a committee of disinterested directors designated by a majority vote of a quorum of the disinterested directors, or (iii) if there are no such disinterested directors, or if such disinterested directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

5.   *Advance Payment of Expenses.* Expenses (including attorneys' fees) incurred by an officer or director in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VI. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

6.   *Non-Exclusive.* The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue, unless otherwise provided when authorized or ratified, as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.   *Insurance.* The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

8.   *Definitions.* For purposes of this Article VI, the following terms shall have the following meanings:

(a)   references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued;

(b)   references to "other enterprises" shall include employee benefit plans;

(c)   references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan;

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(d)   references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and

(e)   a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VI.

ARTICLE VII
Capital Stock

1.   *Certificates of Stock.* The shares of the Corporation shall be represented by certificates; provided that the Board of Directors of the Corporation may, by resolution, provide that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

2.   *Issuance of Stock.* Unless otherwise voted by the stockholders and subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any unissued balance of the authorized capital stock of the Corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by resolution of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine. Consideration for such shares of capital stock shall be expressed in dollars, and shall not be less than the par value or stated value therefor, as the case may be. The par value for shares, if any, shall be stated in the Certificate of Incorporation, and the stated value for shares, if any, shall be fixed from time to time by the Board of Directors.

3.   *Lost Certificates.* The Board of Directors may direct a new certificate to be issued in place of any previously issued certificate alleged to have been destroyed or lost if the owner makes an affidavit or affirmation of that fact and produces such evidence of loss or destruction as the Board may require. The Board, in its discretion, may as a condition precedent to the issuance of a new certificate require the owner to give the Corporation a bond as indemnity against any claim that may be made against the Corporation relating to the allegedly destroyed or lost certificate.

4.   *Transfer of Shares.* Subject to applicable law, shares of stock of the Corporation may be transferred on its books upon the surrender to the Corporation or its transfer agent of the certificates representing such shares, if any, duly endorsed or accompanied by a written assignment or power of attorney duly executed and with such proof of authority or authenticity of signature as the Corporation or its transfer agent may reasonably require. In that event, the surrendered certificates shall be cancelled, new certificates issued to the persons entitled to them, if any, and the transaction recorded on the books of the Corporation.

5.   *Registered Stockholders.* The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

6.   *Stock Ledger.* An appropriate stock journal and ledger shall be kept by the Secretary or such registrars or transfer agents as the directors by resolution may appoint in which all transactions in the shares of stock of the Corporation shall be recorded.

7.   *Restriction on Transfer of Shares.* Notice of any restriction on the transfer of the stock of the Corporation shall be placed on each certificate of stock issued or in the case of uncertificated shares contained in the notice sent to the registered owner of such shares in accordance with the provisions of the DGCL.

ARTICLE VIII
Dividends

Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think in the best interests of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
Voting of Securities Owned by the Corporation

All stock and other securities of other business entities held by the Corporation for itself or for other parties in any capacity shall be voted, and all proxies with respect thereto shall be executed, by the person or persons authorized to do so by resolution of the Board of Directors, or in the absence of such authorization, by the Chairman of the Board, the Chief Executive Officer, the President.

ARTICLE X
Seal and Fiscal Year

1.   *Seal.* The Board of Directors may adopt a corporate seal, which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

2.   *Fiscal Year.* The fiscal year of the Corporation shall be determined by the Board of Directors and set forth in the minutes of the directors. Said fiscal year may be changed from time to time by the Board of Directors in its discretion.

ARTICLE XII
Amendments

Subject to repeal or change by action of the stockholders, the Board of Directors may amend, supplement or repeal these Bylaws or adopt new Bylaws, and all such changes shall affect and be binding upon the holders of all shares heretofore as well as hereafter authorized, subscribed for or offered.

ARTICLE XIII
Miscellaneous

1.   *Gender; Section Headings.* Whenever required by the context, the singular shall include the plural, the plural the singular, and one gender shall include all genders. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

2.   *Inconsistent Provisions.* In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the General Corporation Law of the State of Delaware or any other applicable law, the provisions of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

* * * *

Appendix C

Subscription Agreement

[Attached.]

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

[NAME OF ISSUER]
[ADDRESS OF ISSUER]

Ladies and Gentlemen:

The undersigned understands that [NAME OF ISSUER], a [FORM OF LEGAL ENTITY] organized under the laws of [STATE OF FORMATION] (the "Company"), is offering up to $[MAX AMOUNT] of [TYPE OF SECURITIES] (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated [DATE OF LAUNCH] the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at [TIME] a.m. New York time on [EXPIRATION DATE], or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by [NAME OF ESCROW] (the "Escrow Agent") from the undersigned by [wire transfer] of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by Fund America Stock Transfer (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of [STATE OF FORMATION], with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates